

VIA FACSIMILE

November 17, 2005

Peter Toscano
President and Chief Executive Officer
International Power Group, Inc.
6 Glory Lane
Sussex, New Jersey 07461

Re: International Power Group, Inc.
      Form 10-SB
      Amended October 21, 2005
      File No. 0-51449

Dear Mr. Toscano:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please review the entire document to ensure that all disclosures are accurate and internally consistent.

2.   We note disclosures on your website related to "reasons to invest in International Power Group Ltd." Please tell us whether you are engaging in an offering at this time. Also, please make sure that you have disclosed all recent sales of unregistered securities in your Form 10-SB under Item 4. Recent Sales of Unregistered Securities. We may have further comment based on your response.

3.   We note that your website refers to several letters of intent that have been secured. Please confirm to us that you have disclosed all information required by Form 10-SB and

that you have filed all exhibits required by Part III, Item 1 of Form 10-SB. Revise, as necessary.

4.   Please update your financial statements to include the period ended September 30, 2005.

5.   Supplementally, explain why you have filed Certifications for a quarterly report on Form 10-QSB when no such report has been filed.

6.   Your proposed business plan may be commensurate in scope with the uncertainty ordinarily associated with a "blank check" company. Please disclose whether you are a blank check company.

Item 1 - Description of Business, page 1

7.   Please describe the business operations of Ednet, Inc. and the reason for the change of name to International Power Group, Ltd.

8.   Please disclose the business activities of International Power, Inc. prior to the acquisition by International Power Group, Ltd., the cost of the acquisition, and the purpose of the acquisition. Additionally, disclose any affiliation between these two companies prior to the October 5, 2004.

9.   Please disclose the business activities of Terra Mar Environmental Systems, Inc. Describe the assets sold to International Power, Inc., the cost of the acquisition, and the purpose of the acquisition. Additionally, disclose any affiliation between these two companies prior to the August 20, 2004.

10.   Please disclose the cost of acquiring 50% of Tratamientos Ambientales Tecate, the purpose of the acquisition, and any affiliation between these two companies prior to December 2, 2004. Please revise to clarify the date and number of shares related to your acquisition of Tratamientos Ambientales Tecate. In some cases, you state that the date is December 2, 2004 while in other cases you reference a date of February 21, 2005. In addition, some disclosures indicate that 3.1 million shares were issued while others reference 3.4 million shares.

11.   Please substantially revise your Description of Business section to disclose in detail your business development as required by Item 101 of Regulation S-B. Include, *among other things*, your:
    - principal products and services;
    - specify precisely each location of your operations;
    - competitive business conditions and position in your industry;
    - licenses;
    - costs and effects of compliance with environmental laws; and
    - total number of employees and full time employees.

12.   Please revise to explain the term "vitrification."

13.   Please revise to disclose what you mean by "proprietary" waste to energy technology. We may have further comment based on your revised disclosure.

Item 2. Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 2

14.   Please significantly revise the Plan of Operations section to describe with specificity your plan of operations for the next twelve months. Provide more detail regarding your plan of operations, including detailed milestones to your business plan, taking the company to the point of generating first revenues, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. We may have further comment. Please refer to Item 303(a) of Regulation S-B.

15.   We note your disclosure that you will have to engage in debt or equity financing in order to pursue your business. Do you have plans for any financing? Please revise to disclose your response in the document. Please also disclose the consequences to your company should you fail to obtain the necessary financing. For example, will you cease to exist or will you pursue a business combination? Additionally, please disclose any current plans to merge with or acquire another company. Explain what you mean by your statement that you will "seek out business opportunity candidates."

16.   Please update your disclosure to include a discussion of the nature of and current status of your contract with Naanovo Energy. In addition please disclose the current status of your agreement with Providence Financial Services to provide financing for your project in Mexico. Please file all contracts with Naanovo as exhibits and fully describe them in this registration statement.

Part II
Item 1. Market Price Of And Dividends On The Registrant's Common Equity And Related Stockholder Matters

17.   Please disclose the number of shares of common stock that can be sold pursuant to Rule 144 under the Securities Act. Please refer to Item 201(a)(2)(ii) of Regulation S-B.

Item 3. Description of Property

18.   Because of your agreement with Naanovo Energy Inc. and your acquisition of assets from Terra Mar Environmental Systems and Tratamientos Ambientales, it appears you may have plants and other property which must be described pursuant to Item 102 of Regulation S-B. Please clarify precisely what assets you own and consider what, if any, disclosure is required by Item 102 of Regulation S-B.

Item 4. Recent Sales Of Unregistered Securities.

19.   Please revise to disclose all of the information required by Item 701 of Regulation S-B for each sale disclosed in this section. In addition, it appears from note 4 to your financial statements that you sold units in a private placement in November and December 2004. Please disclose this in your revised document.

20.   In addition, please ensure that your disclosure in this section is consistent with the information presented in your notes to your financial statements. Revise as necessary.

21.   Please disclose the value of the 3,100,000 shares of common stock issued in exchange for the 50% interest in Tratamientos Ambientales Tecate.

22.   We note your statement that one of the facts relied upon in claiming the private placement exemption under Rule 504 of Regulation D for the May 2005 offering of units was that you "had a specific business plan at the time of the offerings, being the exploration of the Solidaridad I property." Supplementally, please explain this reference to the exploration of the Solidaridad I property and how this comprised your business plan. We may have further comment.

23.   Please tell us how you determined the value of your warrants which are exercisable at $.25 per share.

Item 5. Directors, Executive Officers, Promoters and Control Persons

24.   Please describe the business activities of US Precious Metals, Inc., American International Ventures, Inc., Lawful Securities Systems, Kmbs, Inc.and Alarm and Access Protective Devices.

25.   Please disclose the full business experience for the past five years of Messrs. Toscano, Garcia, and Grechko, including places and times of employment.

26.   In an appropriate section of the registration statement, explain the reference to IPWG Group de Mexico. This entity is not mentioned explicitly in your business background and appears to be your wholly owned subsidiary, according to the information on your website.

27.   We note your disclosure in the second to last paragraph of this section. Please disclose the amount of time that the officers will devote to your business.

28.   We note that Mr. Wagenti has resigned as Secretary/Treasurer, CFO as of October 15, 2005. Yet, we do not see that you have filed a Form 8-K to disclose this information in accordance with Item 5.02(b) of Form 8-K. Please advise.

Financial Statements for the year ended December 31, 2004
General

29.   Please provide the report of your registered independent public accounting firm with a conformed signature.

Statement of Changes in Stockholders' Equity, page 4

30.   It is unclear to us how you have reflected the issuance of your 2,281,040 shares of stock that were exchanged for the assets of TMES. Please clarify or revise.

Note 3. Summary of Significant Accounting Policies, page 7
General

31.   Please disclose the nature of your waste disposal permit.

Recognition of Revenue, page 8

32.   Please tell us and disclose how you plan to recognize revenue on your contract with Naanovo Energy.

Note 6. Capital Stock, page 10

33.   Please provide us with a schedule detailing the price of your common stock from inception to the current date. In this regard, please include information regarding the value of your common stock in each of your transactions with a third party. Also please tell us how you have determined the fair value of your common stock.

34.   We note that the stock units you sold in 2004 and 2005 included warrants to purchase your common stock. Please tell us how you considered whether these warrants meet the definition of an embedded derivative under SFAS No. 133 and should be accounted for separately from the related common stock and therefore marked to market at each balance sheet date. Tell us how you considered the guidance in paragraphs 6 through 12 of SFAS No. 133 and paragraphs 4, 12 and 13 of EITF 00-19. In addition, please supplementally provide us with a copy of your warrant agreements.

Financial Statements for the period ended June 30, 2005
General

35.   We note that your index lists Item 2 and Item 3 which do not appear to be included in the filing. Please note that the section on controls and procedures is not required for the purposes of this filing. Please revise as appropriate.

Note 2. Supplementary Cash Flows Information

36.   We note you have issued 17 million options under your 2005 Stock Plan. Please tell us
        and revise your filing to disclose the following:
        • The type of individuals the options were issued to – i.e. employees or non-employees.
        • The terms of the options agreement including exercise price, vesting term and legal life.
        • The assumptions you used to value the options using Black-Scholes model.
        • The accounting guidance you relied upon to determine the appropriate accounting for the
          options.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
     Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
     Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney at (202) 551-3729, or in his absence Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: THOMAS E. BOCCIERI, ESQ
      FAX: 201-265-6069